PROSPECTUS



1,000,000 Shares

VERIZON COMMUNICATIONS INC.

Common Stock

($0.10 par value per share)

We may offer and issue, from time to time, up to 1,000,000 shares of common stock, par value $0.10 per share, to claimants who would otherwise be entitled to receive common stock of MCI, Inc. upon settlement of claims as creditors pursuant to the Modified Second Amended Joint Plan of Reorganization of MCI, Inc., confirmed by the United States Bankruptcy Court for the Southern District of New York on October 31, 2003, pursuant to the Order Approving Reorganized Debtor's Motion in Furtherance of Implementation of Chapter 11 Plan and Merger with Verizon Communications Inc. issued by the United States Bankruptcy Court for the Southern District of New York on December 19, 2005. We will not receive any cash proceeds from the issuance of these shares.

Our common stock is quoted on the New York Stock Exchange, or NYSE, under the symbol "VZ." On April 5, 2006, the last sale price of our common stock as reported on the NYSE was $34.44.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined that this prospectus is accurate or adequate. Any contrary representation is a criminal offense.

This prospectus is dated April 5, 2006.

TABLE OF CONTENTS

This prospectus incorporates important business and financial information about Verizon from documents that is not included in or delivered with this prospectus. This information is available to you without charge upon request. You can obtain the documents incorporated by reference in this prospectus by requesting them in writing or by telephone from Verizon at the following address and telephone number:

Verizon Communications Inc.
One Verizon Way
Basking Ridge, NJ 07920
Telephone: (212) 395-1525
Attention: Investor Relations

In order to obtain timely delivery, you must request the information no later than five business days before the date by which you must make your investment decision.

EXPLANATORY NOTE

This prospectus is part of a registration statement that we filed with the SEC registering up to 1,000,000 shares of Verizon common stock, par value $0.10 per share, that we may issue, from time to time, to claimants who would otherwise be entitled to receive common stock of MCI, Inc., or MCI, pursuant to the Modified Second Amended Joint Plan of Reorganization of MCI, or the MCI Bankruptcy Plan, confirmed by the United States Bankruptcy Court for the Southern District of New York, or the Bankruptcy Court, on October 31, 2003. MCI, LLC, a wholly-owned subsidiary of Verizon, is the successor in interest to MCI as a result of the merger of MCI with and into a subsidiary of Verizon that subsequently changed its name to MCI, LLC, effective as of January 6, 2006, or the Merger. Pursuant to the Order Approving Reorganized Debtor's Motion in Furtherance of Implementation of Chapter 11 Plan and Merger with Verizon Communications Inc., issued by the Bankruptcy Court on December 19, 2005, or the Bankruptcy Court Order, we may distribute, in lieu of MCI common stock, the amount of Verizon common stock and cash which these claimants would have been entitled to receive pursuant to the Merger if these claimants had held shares of MCI common stock immediately prior to the effective date of the Merger.

You should read this prospectus together with additional information described under the heading "Where You Can Find More Information" beginning on page 7.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference herein and may not contain all of the information that is important to you. We urge you to read carefully the entire prospectus and the other documents to which we refer, before making an investment decision. See also "Where You Can Find More Information" beginning on page 7.

Business Description

Verizon is one of the world's leading providers of communications services. Verizon's domestic wireline telecommunications business provides local telephone services, including broadband, in 28 states and Washington, D.C. and nationwide long-distance and other communications products and services. Verizon's domestic wireless business, operating as Verizon Wireless, provides wireless voice and data products and services across the United States using one of the most extensive national wireless networks. Information Services operates directory publishing businesses and provides electronic commerce services. Verizon's International segment includes wireline and wireless communications operations and investments in the Americas and Europe. In connection with the closing of the merger with MCI which occurred on January 6, 2006, Verizon now owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks which includes over 270,000 domestic and 360,000 international route miles of fiber optic cable and provides access to over 140 countries worldwide. Operating as Verizon Business, Verizon is now better able to provide next-generation IP network services to medium and large businesses and government customers. Stressing diversity and commitment to the communities in which we operate, Verizon has a highly diverse workforce of 250,000 employees, including Verizon Business.

Verizon was formerly known as Bell Atlantic Corporation, which was incorporated in 1983 under the laws of the State of Delaware. Verizon began doing business as Verizon Communications on June 30, 2000, when a subsidiary of Bell Atlantic Corporation merged with GTE Corporation. Bell Atlantic Corporation changed its legal name to Verizon Communications Inc. on September 22, 2000.

The principal executive offices of Verizon are located at 140 West Street, New York, New York 10007 and the telephone number of Verizon is (212) 395-1000.

This prospectus incorporates important business and financial information about Verizon from other documents that are not included in or delivered with this prospectus. For a listing of the documents incorporated by reference in this prospectus, see "Where You Can Find More Information" beginning on page 7.

Selected Historical Financial Information

We are providing the following financial information to assist you in making your investment decision. Annual Verizon historical information is derived from the consolidated financial statements of Verizon as of and for each of the years ended December 31, 2001 through 2005.

The information is only a summary and should be read in conjunction with Verizon's historical consolidated financial statements and related notes contained in, as applicable, Verizon's Annual Report on Form 10-K for the year ended December 31, 2005, which has been incorporated by reference in this prospectus, as well as other information that has been filed with the SEC. See "Where You Can Find More Information" beginning on page 7 for information on where you can obtain copies of this information. The historical results included below and elsewhere in this prospectus may not be indicative of the future performance of Verizon.

	Years ended December 31,				
	2005	2004	2003	2002	2001
	(dollars in millions, except per share amounts)				
Results of Operations:					
Operating revenues	$75,112	$71,283	$67,468	$67,056	$66,513
Operating income	14,814	13,117	7,407	14,877	11,402
Income before discontinued operations, extraordinary items and cumulative effect of accounting change	7,397	7,261	3,460	4,591	545
Per share of common stock—basic	2.67	2.62	1.26	1.68	.20
Per share of common stock—diluted	2.65	2.59	1.25	1.67	.20
Net income	7,397	7,831	3,077	4,079	389
Net income available to common shareowners	7,397	7,831	3,077	4,079	389
Per share of common stock—basic	2.67	2.83	1.12	1.49	.14
Per share of common stock—diluted	2.65	2.79	1.12	1.49	.14
Cash dividends declared per share of common stock	1.62	1.54	1.54	1.54	1.54

	As of December 31,				
	2005	2004	2003	2002	2001
	(dollars in millions)				
Financial Position:					
Total assets	$168,130	$165,958	$165,968	$167,468	$170,795
Long-term debt	31,869	35,674	39,413	44,003	44,873
Employee benefit obligations	18,819	17,941	16,754	15,392	11,895
Minority interest	26,754	25,053	24,348	24,057	21,915
Shareowners' investment	39,680	37,560	33,466	32,616	32,539

- Significant events affecting historical earnings trends in 2003 through December 31, 2005 are described in Verizon's Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus.

- 2002 data includes gains on investments and sales of businesses and other special and/or non-recurring items.

- 2001 data includes losses on investments, severance benefits charges, and other special and/or non-recurring items.

Verizon Per Share Information

The following table sets forth selected historical per share information of Verizon. You should read this information in conjunction with the selected historical financial information, included elsewhere in this prospectus, and the historical financial statements of Verizon that are incorporated in this prospectus by reference. The historical per share information is derived from the financial statements of Verizon as of and for the year ended December 31, 2005, which have been incorporated by reference in this prospectus.

	Year ended December 31, 2005
Income before discontinued operations and cumulative effect of accounting change	$7,397
Basic	2.67
Diluted	2.65
Dividends per share	1.62
Book value per share	14.36

Per Share Market Price and Dividend Information

Verizon common stock is quoted on the NYSE under the symbol "VZ." On April 5, 2006, the last sale price of our common stock as reported on the NYSE was $34.44.

From 1997 until February 1, 2005, Verizon paid regular quarterly dividends on its common stock of $0.385. On March 4, 2005, Verizon's board of directors approved a 5.2% increase in the quarterly dividend to $0.405 per share.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus and the other documents incorporated by reference that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act of 1934 and Section 27A of the Securities Act of 1933.

These forward-looking statements, wherever they occur in this prospectus, are estimates reflecting the best judgment of our senior management. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include the following:

- materially adverse changes in economic and industry conditions and labor matters, including workforce levels and labor negotiations, and any resulting financial and/or operational impact, in the markets served by us or by companies in which we have substantial investments;

- material changes in available technology;

- technology substitution;

- an adverse change in ratings afforded our debt securities by nationally-accredited ratings organizations;

- the final results of federal and state regulatory proceedings concerning provision of retail and wholesale services and judicial review of those results;

- the effects of competition in our markets;

- the timing, scope and financial impacts of the deployment of our fiber-to-the-premises broadband technology;

- the ability of Verizon Wireless to continue to obtain sufficient spectrum resources;

- changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; and

- the extent and timing of our ability to obtain revenue enhancements and cost savings following our business combination with MCI.

Words such as "estimate," "project," "plan," "intend," "could," "may," "continue," "believe," "will" and variations of these words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the other documents incorporated by reference.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain federal income tax consequences of the receipt of Verizon common stock and cash pursuant to the MCI Bankruptcy Plan by certain holders of claims. The following summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published administrative rules and pronouncements of the Internal Revenue Service, or the IRS, as in effect on the date hereof. Changes in these rules or new interpretations thereof may have retroactive effect and could significantly affect the federal income tax consequences described below.

The federal income tax consequences of the MCI Bankruptcy Plan are complex and are subject to significant uncertainties. Verizon has not requested a ruling from the IRS or an opinion of counsel with respect to any of the tax aspects of the MCI Bankruptcy Plan. Thus, no assurance can be given as to the interpretation that the IRS will adopt. In addition, this summary does not address foreign, state, or local tax consequences of the MCI Bankruptcy Plan, nor does it purport to address the federal income tax consequences of the MCI Bankruptcy Plan to special classes of taxpayers (such as foreign taxpayers, broker dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax exempt organizations, and investors in pass through entities).

Accordingly, the following summary of certain federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon the individual circumstances pertaining to a holder of a claim. All holders of claims are urged to consult their own tax advisors for the federal, state, local and other tax consequences applicable under the MCI Bankruptcy Plan. In addition, holders of claims are urged to review the Debtor's Disclosure Statement Pursuant to Section 1145 of the Bankruptcy Code dated May 23, 2003.

Pursuant to and in accordance with the MCI Bankruptcy Plan and the Bankruptcy Court Order, certain claimants will receive Verizon common stock and cash in satisfaction of all or a portion of their claims. The federal income tax consequences of the MCI Bankruptcy Plan to these claimants may depend, in part, on whether the claimant's claims constitute "securities" for federal income tax purposes. The term "security" is not defined in the Code or in the Treasury Regulations issued thereunder and has not been clearly defined by judicial decisions. The determination of whether a particular claim constitutes a "security" depends on an overall evaluation of the nature of the original debt. Each claimant is urged to consult its own tax advisor regarding the status of its claim, or any portion thereof, as securities for federal income tax purposes.

Consequences to Holders of Claims that are not "Securities"

The receipt of Verizon common stock and cash in satisfaction of certain claims that do not constitute "securities" will generally be a fully taxable transaction. In general, claimants will recognize gain or loss in an amount equal to the difference between (i) the sum of the fair market value of any Verizon common stock and the amount of any cash received in satisfaction of the claim (other than any claim for accrued but unpaid interest) and (ii) the claimant's adjusted tax basis in its claim (other than any claim for accrued but unpaid interest). Where gain or loss is recognized by a holder, the character of such gain or loss as long term or short term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the holder, whether the claim constitutes a capital asset in the hands of the holder and how long it has been held, whether the claim was acquired at a market discount, and whether and to what extent the holder had previously claimed a bad debt deduction. A holder who purchased its claim from a prior holder at a market discount may be subject to the market discount rules of the Code. Under those rules, assuming that the holder has made no election to amortize the market discount into income on a current basis with respect to any market discount instrument, any gain recognized on the exchange of its claim (subject to a de minimis rule) generally would be characterized as ordinary income to the extent of the accrued market discount on the claim as of the date of the exchange.

A claimant's tax basis in any Verizon common stock received generally will equal the fair market value of this stock. The holding period for any Verizon common stock generally will begin the day following the issuance of this stock. For a discussion of the tax consequences of amounts received in respect of accrued interest, see "Distributions in Respect of Accrued Interest" below.

Consequences to Holders of Claims that are "Securities"

The treatment of any holder of a claim that constitutes a "security" for federal income tax purposes and that has not previously received MCI common stock in satisfaction of that claim pursuant to the MCI Bankruptcy Plan is unclear. Each holder with a claim that is a security is urged to consult its own tax advisor with respect to the tax consequences of its receipt of Verizon common stock and cash pursuant to the MCI Bankruptcy Plan.

Distributions in Respect of Accrued Interest

In general, to the extent that any distribution to a claimant is received in satisfaction of accrued interest or amortized original issue discount, or OID, during its holding period, the amount will be taxable to the claimant as interest income (if not previously included in the claimant's gross income). Conversely, a claimant generally recognizes a deductible loss to the extent any accrued interest claimed or amortized OID was previously included in its gross income and is not paid in full. However, it is unclear whether a claimant with previously included OID that is not paid in full would be required to recognize a capital loss rather than an ordinary loss.

Pursuant to the MCI Bankruptcy Plan, all distributions in respect of any claim will be allocated first to the principal amount of the claim, as determined for federal income tax purposes, and thereafter, to the remaining portion of the claim, if any. However, there is no assurance that this allocation would be respected by the IRS for federal income tax purposes. Each claimant is urged to consult its tax advisor regarding the allocation of consideration and the deductibility of unpaid interest for tax purposes.

Subsequent Sale of Verizon Common Stock

Any gain recognized by a claimant upon a subsequent taxable disposition of Verizon common stock received in satisfaction of a claim directly against MCI or certain subsidiaries of MCI pursuant to the MCI Bankruptcy Plan (or any stock or property received for it in a later tax free exchange) will likely be treated as ordinary income to the extent of (i) any bad debt deductions (or additions to a bad debt reserve) claimed with respect to its claim and any ordinary loss deductions incurred upon satisfaction of its claim, less any income (other than interest income) recognized by the claimant upon satisfaction of its claim, and (ii) with respect to a cash basis claimant, any amount that would have been included in its gross income if the claimant's claim had been satisfied in full but that was not included by reason of the cash method of accounting. To the extent that a claimant recognizes gain that is not treated as ordinary income pursuant to the preceding sentence, or recognizes loss, on a subsequent disposition of Verizon common stock, the character of this gain or loss as long term or short term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the claimant, whether the claim constitutes a capital asset in the hands of the claimant and how long it has been held.

Backup Withholding

All distributions to claimants under the MCI Bankruptcy Plan are subject to any applicable withholding (including employment tax withholding). Under federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to "backup withholding" at the then applicable rate (currently 28%). Backup withholding generally applies if the claimant (i) fails to furnish its social security number or other taxpayer identification number, or TIN, (ii) furnishes an incorrect TIN, (iii) fails properly to report interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a United States person that is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

The foregoing summary has been provided for informational purposes only. All claimants are urged to consult their tax advisors concerning the federal, state, local and other tax consequences applicable under the MCI Bankruptcy Plan.

USE OF PROCEEDS

This prospectus relates to shares of Verizon which may be offered and issued by Verizon from time to time to claimants who would otherwise be entitled to receive common stock of MCI under the MCI Bankruptcy Plan pursuant to the Bankruptcy Court Order. We will not receive any cash proceeds from these offerings.

LEGAL MATTERS

The validity of the shares of Verizon common stock offered by this prospectus will be passed upon for Verizon by William P. Barr, its Executive Vice President and General Counsel. As of January 31, 2006, Mr. Barr was the beneficial owner of approximately 13,473 shares of Verizon common stock and had options to purchase an aggregate of 1,435,700 shares of Verizon common stock which are exercisable currently or within the next 60 days.

EXPERTS

The consolidated financial statements of Verizon Communications Inc. (Verizon) incorporated by reference in Verizon's Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedule appearing therein), and Verizon management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management's assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Verizon files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act of 1934. You may read and copy any of this information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet Web site that contains reports, proxy and information statements, and other information regarding issuers, including Verizon, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC's Web site is expressly not incorporated by reference in this prospectus.

Verizon has filed with the SEC a registration statement of which this prospectus forms a part. The registration statement registers the shares of Verizon common stock to be issued to claimants who would otherwise be entitled to receive common stock of MCI under the MCI Bankruptcy Plan pursuant to the Bankruptcy Court Order. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Verizon common stock. The rules and regulations of the SEC allow Verizon to omit certain information included in the registration statement from this prospectus.

In addition, the SEC allows Verizon to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus.

This prospectus incorporates by reference the documents listed below that Verizon has previously filed or will file with the SEC. They contain important information about Verizon, its financial condition and other matters.

- Annual Report on Form 10-K for the year ended December 31, 2005 (including those portions of the definitive proxy statement for Verizon's annual meeting of stockholders filed on March 20, 2006 incorporated by reference therein);

- Current Reports on Form 8-K, filed on January 6, 2006, January 6, 2006, January 9, 2006, January 12, 2006, January 17, 2006, January 20, 2006, January 24, 2006, January 26, 2006, January 27, 2006, February 2, 2006, February 9, 2006, February 21, 2006, February 27, 2006, February 28, 2006 March 7, 2006 and April 4, 2006; and

- The description of Verizon's common stock contained in Verizon's Form S-3 filed on September 23, 2003, File No. 333-109028 and any amendment or report filed with the SEC for the purpose of updating this description.

In addition, Verizon incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus. These documents are considered to be a part of this prospectus, effective as of the date each of the documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above either from the SEC, through the SEC's Web site at the address described above or through Verizon's website address www.verizon.com. This information is included in "Investor Information" on our website. Alternately, Verizon will provide you with copies of these documents without charge upon oral or written request to:

Verizon Communications Inc.
One Verizon Way
Basking Ridge, NJ 07920
Telephone: (212) 395-1525
Attention: Investor Relations

These documents are available from Verizon without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus forms a part.